USA INTERNATIONAL CHEMICAL, INC.
   20720 Ventura Boulevard, Suite 210, Woodland Hills, CA 91364
        Mail:  P.O. Box 5020, Woodland Hills, CA 91365-5020
                (818) 346-9595 * Fax (818) 346-1570



June 20, 1996


Dear Shareholder:

The annual shareholders' meeting was held at 10:00 a.m. on May 29, 1996, at our corporate office. At that meeting, the following issues were approved by the Company's shareholders: Messrs. Farar and Fleischman were re-elected as directors; the appointment of Ernst & Young LLP as the independent public accountants and auditors was ratified. On May 10, 1996, the Board of Directors adopted a non-qualified stock option plan and allocated up to 500,000 shares of the Company's Common Stock to be issued pursuant to the Plan. Persons eligible to receive options under the Plan include officers, directors and employees of the Company as well as independent contractors, outside consultants and advisors to the Company. The Plan will be administered by the Compensation Committee as designated by the Board of Directors.

As previously mentioned, the Company has continued to hold preliminary discussions with various companies and individuals regarding reactivating the Company through a combination with an appropriate operating business entity that could increase stockholder equity. Although we continue to be hopeful for the prospects of the Company, there is no assurance that the Company will be successful in accomplishing its goals. Due to lack of capital and operations in the last fiscal year, principal shareholders made additional capital contributions to the Company.

We will continue to keep you informed of the progress of the Company. We welcome your continued support.

Sincerely,

Yale Farar

Yale Farar
President




                            EXHIBIT 22